SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

BIOENVISION, INC.

(Name of Subject Company)

BIOENVISION, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(including the associated preferred stock purchase rights)

Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

David P. Luci
345 Park Avenue, 41st Floor
New York, New York 10154
(212) 750-6700
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.

James R. Kasinger, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (“Amendment No. 6”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on June 7, 2007 and amended by Amendment No. 1 on June 12, 2007, Amendment No. 2 on June 15, 2007, Amendment No. 3 on June 18, 2007, Amendment No. 4 on June 25, 2007 and Amendment No. 5 on June 26, 2007 (the “Schedule 14D-9”) by Bioenvision, Inc., a Delaware corporation (the “Company”).  The Schedule 14D-9 and this Amendment No. 6 relate to the tender offer (the “Offer”) by Wichita Bio Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), as disclosed in a Tender Offer Statement on Schedule TO, dated June 4, 2007 (the “Schedule TO”), filed by the Purchaser and Genzyme, to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of the Company, at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 29, 2007 (the “Merger Agreement”), among Genzyme, Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly-owned subsidiary of Genzyme (the “Merger”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 6 shall have the meanings given in the Schedule 14D-9.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 6, except that such information is hereby amended to the extent specifically provided herein.

Item 8.                          Additional Information.

Item 8 of Schedule 14D-9 is hereby amended by adding the following to the end of such section:

On July 2, 2007, pursuant to Sections 1.1 and 8.5 of the Merger Agreement, Purchaser waived the condition to the Offer requiring that there be validly tendered and not withdrawn prior to the Expiration Date (as defined in the Merger Agreement) that number of Common Shares which, when added to any Common Shares owned by Purchaser and Genzyme, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants).  Additionally, Purchaser also extended the Offer until 12:01 a.m. (New York City time) on July 10, 2007.  The full text of the press release issued by Genzyme on July 2, 2007 announcing the waiver of the condition to the Offer and the extension of the Offer is filed hereto as Exhibit (a)(7) and is incorporated herein by reference.

The depositary for the Offer has advised Genzyme and Purchaser that, as of 12:01 a.m., New York City time, on July 2, 2007, approximately 11,140,630 Common Shares and 2,250,000 Series A Preferred Shares had been tendered and not withdrawn from the Offer, representing a total of 20.2% of the 55,035,740 outstanding Common Shares as of June 27, 2007 and 100% of the outstanding Series A Preferred Shares as of June 27, 2007.  Included in these figures are an aggregate of 5,434,409 Common Shares (representing 9.9% of the outstanding Common Shares as of June 27, 2007) and 2,250,000 Series A Preferred Shares (representing 100% of the outstanding Series A Preferred Shares as of June 27, 2007) that were tendered by officers, directors and stockholders of the Company pursuant to Tender and Voting Agreements.

Item 9.                          Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit No.                                                                            Description

(a)(7)                                                                    Press Release issued by Genzyme on July 2, 2007 (incorporated by reference to Exhibit (a)(5)(R) to Amendment No. 6 of the Schedule TO of Genzyme Corporation and Wichita Bio Corporation, filed with the Securities and Exchange Commission on July 2, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007	BIOENVISION, INC.

	By:	/s/ David P. Luci
David P. Luci
Executive Vice President,
General Counsel and Corporate Secretary